Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United ... and E...	Phone: / Fax:	1 202 94 22 990 / 1 202 94 29 624
From:	Andrze... Execu... Supen...	Phone:	(48 76) 847 82 31
Company:	KGHM	Fax:	(48 76) 847 82 05
E-mail:			
Date:	19 January 2005	No of sheets:	1



Current report 6/2005

The Management Board of KGHM Polska Miedź S.A. announces that on 11 January 2005 the Regional Court for Wrocław Fabryczna in Wrocław, Section VI (Economic) of the National Court of Registration registered a change in the share capital of the company PHU "Lubinpex" Sp. z o.o. with its registered head office in Lubin (an indirect subsidiary of KGHM Polska Miedź S.A.). 4 907 shares were retired. The share capital of PHU "Lubinpex" Sp. z o.o. after registration amounts to PLN 4 215 thousand and is divided into 79 393 shares of PLN 50 each.
Following registration of this change in share capital, PHP "Mercus" Sp. z o.o. (a subsidiary of KGHM Polska Miedź S.A.) owns 74 300 shares, representing 93.59% of the share capital of PHU "Lubinpex" Sp. z o.o. and granting the right to the same number of votes at the General Shareholders Meeting.
The total number of votes arising from all issued shares after registration of this change in share capital is 79 393.

Legal basis:
§5, section 1, point 12 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, item 1569 with later changes.

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk

WICEPREZES ZARZĄDU
Andrzej Krug

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland
Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 94 22 990 1 202 94 29 624
From:	Andrzej Kowalczyk (contact name) Executive Director, Equity Supervision and Investor Relations	Phone:	(48 76) 847 82 31
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 847 82 05
E-mail:			
Date:	24 January 2005	No of sheets:	1

Current report 7/2005

The Management Board of KGHM Polska Miedź S.A. announces that on 24 January 2005 a contract was signed between KGHM Polska Miedź S.A. and Wieland Werke AG (Germany) for the sale of copper cathodes in the years 2006-2008. The value of this contract is estimated at USD 173 286.0 thousand (i.e. PLN 544 967.1 thousand). This amount was estimated based on copper quotations and the National Bank of Poland exchange rate from 21 January 2005. This is a general, framework agreement. This contract foresees contractual penalties for failure to execute payments on time.
The total value of contracts entered into over the last 12 months between KGHM Polska Miedź S.A. and Wieland Werke AG is estimated at around PLN 726 622.9 thousand.
The above contract is the highest-value contract.
The criteria used for describing the contract as significant is that the estimated value of the contract exceeds 10% of the equity of KGHM Polska Miedź S.A.

Legal basis:
§5, section 1, point 3 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, item 1569 with later changes

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk

WICEPREZES ZARZĄDU
Robert Nowak

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	27 January 2005	*No of sheets:*	*1*

Current report 8/2005

The Management Board of KGHM Polska Miedź S.A. hereby announces the dates of publication of the following periodic reports in 2005:

1. Quarterly reports (SA-Q):
- IV quarter 2004 - 14 February 2005
- I quarter 2005 - 5 May 2005
- II quarter 2005 - 4 August 2005
- III quarter 2005 - 4 November 2005

2. Consolidated quarterly reports (SA-QS):
- IV quarter 2004 - 1 March 2005
- I quarter 2005 - 16 May 2005
- II quarter 2005 - 16 August 2005
- III quarter 2005 - 14 November 2005

3. Half-year report (SA-P) for the first half of 2005 - 29 September 2005

4. Consolidated half-year report (SA-PS) for the first half of 2005 - 31 October 2005

5. Annual report (SA-R) for 2004 - 22 March 2005

6. Consolidated annual report (SA-RS) for 2004 - 28 April 2005

Legal basis:
§69, section 1 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk

I WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek